Exhibit 12.1

Codorus Valley Bancorp, Inc.
Statements Regarding Computation of Ratios

	Nine Months Ended
	September 30,		Years Ended December 31,
(Dollars in thousands)	2016	2015	2015	2014	2013	2012	2011

Income (Loss) Before Income Taxes	$13,487	$11,995	$15,948	$16,437	$14,483	$12,497	$8,396
Total Fixed Charges	6,532	6,262	8,428	8,280	8,934	10,966	13,876
Less Preferred Stock Dividends	16	90	120	174	250	384	1,460
Earnings, Including Interest on Deposits	$20,003	$18,167	$24,256	$24,543	$23,167	$23,079	$20,812
Less Interest on Deposits	4,875	4,755	6,295	6,668	7,655	9,615	11,156
Earnings, Excluding Interest on Deposits	$15,128	$13,412	$17,961	$17,875	$15,512	$13,464	$9,656

Fixed Charges:
Interest on Deposits	$4,875	$4,755	$6,295	$6,668	$7,655	$9,615	$11,156
Interest on Borrowings and Long-term Debt	1,543	1,325	1,879	1,372	964	912	1,203
Interest Expense Embedded in Rental Expense on Long-term Leases	98	92	134	66	65	55	57
Preferred Stock Dividends	16	90	120	174	250	384	1,460
Total Fixed Charges, Including Interest on Deposits	$6,532	$6,262	$8,428	$8,280	$8,934	$10,966	$13,876
Less Interest on Deposits	4,875	4,755	6,295	6,668	7,655	9,615	11,156
Total Fixed Charges, Excluding Interest on Deposits	$1,657	$1,507	$2,133	$1,612	$1,279	$1,351	$2,720

Ratio of Earnings to Fixed Charges
Excluding Interest on Deposits	9.13	8.90	8.42	11.09	12.13	9.97	3.55
Including Interest on Deposits	3.06	2.90	2.88	2.96	2.59	2.10	1.50

	Nine Months Ended
	September 30,		Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Rent Expense	576	543	788	367	360	423	409
	17%	17%	17%	18%	18%	13%	14%
Interest portion	98	92	134	66	65	55	57